UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies about pieces of news in the media

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Rio de Janeiro, August 19, 2021 - Petróleo Brasileiro S.A. – Petrobras clarifies pieces of news in the media about the supply of natural gas for electric power generation.

The company clarifies that it has expanded the supply of fuel for thermal power plants, which allowed to increase, between September 2020 and June 2021, the thermoelectric power generation of its plants and of customers from about 2 thousand MW to almost 8 thousand MW. In the same period, the volume of gas made available by Petrobras for thermal power plants increased from 12 million to 35 million m³/day.

The increase came through a series of measures to maximize the supply of natural gas to the market, among which the following stand out:

- expansion of the capacity of the Baía de Guanabara Regasification Terminal, from 20 million to 30 million m³/day;

- positioning of the two regasification vessels at the Bahia (TR-BA) and Rio de Janeiro terminals;

- LNG (liquefied natural gas) imports, reaching more than 14 vessels a month;

- flexibility by the ANP on the specification of the gas processed in the Caraguatatuba treatment unit; and

- the interconnection of Routes 1 and 2 of the pre-salt gas flow.

In addition, the company continues to negotiate a new interruptible contract with Bolivia and evaluating alternatives for the availability of a third regasification vessel.

The company started to offer fuel oil for use by thermoelectric customers, reaching 183,000 tons and 44,000 m3 of diesel in June 2021. The increase in supply was possible because of operational optimizations at the refineries and imports.

Regarding the scheduled stoppage of the Mexilhão platform and the Rota 1 gas pipeline, the company reinforces that the postponement to August 29th reduces the impact period of the shutdown on the sales contracts, allowing for an increase in natural gas-fired power generation due to the availability of gas for additional days for the Cubatão, Araucária, Linhares, Santa Cruz, William Arjona, and Norte Fluminense plants, in addition to Termopernambuco plant, which will no longer have a shutdown during this period.

The transfer of the vessel from Pecém to Bahia allows the supply of the Southeastern and Southern UTEs (UTEs Arjona and Araucária - total capacity of 650 MW), which, together with the diesel generation at UTE Termoceará (200 MW), more than compensates for the temporary unavailability in the Northeast (about 750 MW) and also provides additional capacity of about 100 MW during the repositioning period.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Petrobras, once again, reinforces that stoppages such as Mexilhão and Route 1, given their complexity and scope, are necessarily planned well in advance - therefore, programmed - considering the mandatory regulatory deadlines, the need to contract goods and services, and coordination with the other agents in the sector to ensure compliance with contractual commitments with the market.

The intervention is necessary to ensure safety and avoid accidents, reinforcing the integrity of highly complex equipment and facilities, whose inspection and maintenance must be carried out as recommended by the norms and technical standards. Petrobras reaffirms safety as a fundamental value.

The company continues to meet all contracts, in accordance with the terms and deadlines established, and making every effort to maximize the supply of gas and guarantee the reliability of the supply to its customers.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer